301 Commerce Street
Suite 2975
Fort Worth, Texas 76102

November 19, 2001

Mr. Carl C. Icahn
767 Fifth Avenue
New York, New York 10153

Re: 1879 Hall, LLC

Dear Carl:

This letter sets forth our agreement with respect to Chelonian Subsidiary, LLC. ("Chelonian") and 1989, Ltd. ("1989"), forming 1879 Hall, LLC, and entering into that certain Limited Liability Company Agreement of 1879 Hall, LLC, dated today (the "LLC Agreement"). All capitalized terms used in this letter shall, unless defined in this letter, have the meaning ascribed to such terms in the LLC Agreement.

In the LLC Agreement, including without limitation Section 19, each of Chelonian and 1989 agrees to impose limitations on its Affiliates. By signing below, I agree that I will take all actions necessary to cause the Affiliates of 1989 and all of my Affiliates (whether or not they are Affiliates of 1989) to act in a manner consistent with the limitations imposed on 1989's Affiliates in the LLC Agreement. Likewise, by your execution of this letter agreement, you agree that you will take all actions necessary to cause the Affiliates of Chelonian and all of your Affiliates (whether or not they are Affiliates of Chelonian) to act in a manner consistent with the limitations imposed on Chelonian's Affiliates in the LLC Agreement. However, it is understood that neither of us will have or share voting or investment control over the securities held by the other's Affiliates.

Sincerely yours,

/s/ Geoffrey Raynor
Geoffrey Raynor

ACCEPTED AND AGREED TO
This 19th day of November, 2001:

/s/ Carl C. Icahn
Carl C. Icahn